Exhibit 99.2

VCI Global Limited and Subsidiaries
BVI Registration Number: 2035574

Interim Condensed Consolidated Financial Statements

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of financial position

	Note	As of June 30, 2024 (Unaudited)		As of December 31, 2023 (Audited)
		RM	USD	RM	USD
ASSETS

Non-current assets
Financial assets measured at fair value through other comprehensive income	4	44,375,928	9,407,260	38,368,829	8,360,497
Financial assets measured at fair value through profit and loss	5	74,599	15,814	72,793	15,861
Property and equipment	6	3,765,783	798,309	3,198,123	696,865
Right-of-use of assets	7	871,692	184,790	1,203,941	262,337
Intangible assets	8	7,838,734	1,661,734	4,700,894	1,024,316
Loan receivables	11	39,239,492	8,318,386	21,198,300	4,619,070
Deferred tax assets	9	339,650	72,002	339,650	74,009
Total non-current assets		96,505,878	20,458,295	69,082,530	15,052,955

Current assets
Trade and other receivables	10	142,013,987	30,105,568	28,949,592	6,308,063
Loan receivables	11	23,538,832	4,990,001	15,378,236	3,350,889
Cash and bank balances	12	5,872,715	1,244,958	4,637,279	1,010,455
Total Current assets		171,425,534	36,340,527	48,965,107	10,669,407

Total assets		267,931,412	56,798,822	118,047,637	25,722,362

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	13	21,026,860	4,457,488	19,383,929	4,223,722
Warrant Liabilities	16	7,614,909	1,614,286	1,964,335	428,025
Lease liabilities	14	638,683	135,395	710,367	154,788
Bank and other borrowings	15	707,726	150,031	677,277	147,577
Income tax payable		706,171	149,701	251,212	54,739
Total current liabilities		30,694,349	6,506,901	22,987,120	5,008,851

Non-current liabilities
Lease liabilities	14	265,342	56,250	544,973	118,749
Bank and other borrowings	15	170,444	36,132	245,322	53,455
Amount due to related parties	30	-	-	1,300,359	283,346
Total non-current liabilities		435,786	92,382	2,090,654	455,550

Total liabilities		31,130,135	6,599,283	25,077,774	5,464,401

Capital and reserves
Share capital	17	171,586,028	36,374,551	44,009,131	9,589,508
Capital reserve	18	6,532,560	1,384,838	6,532,560	1,423,433
Fair value reserve	19	(5,341,945)	(1,132,440)	1,676,880	365,389
Translation reserve	20	5,488,773	1,163,566	2,696,335	587,526
Retained earnings		64,505,004	13,674,424	42,147,317	9,183,823
Attributable to equity owners of the Company		242,770,420	51,464,939	97,062,223	21,149,679
Non-controlling interests		(5,969,143)	(1,265,400)	(4,092,360)	(891,718)
Total equity		236,801,277	50,199,539	92,969,863	20,257,961

Total equity and liabilities		267,931,412	56,798,822	118,047,637	25,722,362

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of comprehensive income (unaudited)

	Six months ended June 30, 2024		Six months ended June 30, 2023
	RM	USD	RM	USD
Revenue	61,483,330	13,033,862	44,463,195	9,525,310
Revenue – related party	3,268,262	692,839	-	-
Total revenue	64,751,592	13,726,701	44,463,195	9,525,310
Other income	491,401	104,172	1,054,906	225,992
Cost of services	(3,981,563)	(844,052)	(6,049,234)	(1,295,922)
Depreciation	(510,568)	(108,235)	(274,425)	(58,790)
Directors’ fees	(10,672,584)	(2,262,483)	(5,435,664)	(1,164,477)
Employee benefits expenses	(7,705,426)	(1,633,475)	(7,770,225)	(1,664,608)
Impairment allowance on trade receivables	(368,459)	(78,110)	-	-
Rental expenses	(269,160)	(57,059)	(149,951)	(32,124)
Legal and professional fees	(3,531,157)	(748,571)	(1,473,823)	(315,736)
Finance cost	(28,786)	(6,102)	(15,875)	(3,401)
Other operating expenses	(11,935,191)	(2,530,143)	(3,668,557)	(785,912)
Profit before income tax	26,240,099	5,562,643	20,680,347	4,430,332
Income tax expense	(826,402)	(175,189)	(626,143)	(134,138)
Profit for the period	25,413,697	5,387,454	20,054,204	4,296,194
Other comprehensive income/(loss):
Currency translation arising from consolidation	-	-	1,272,834	272,678
Fair value adjustment on financial assets measured at fair value through other comprehensive income	(5,536,577)	(1,173,700)	-	-
Transfer upon disposal of equity instruments	(7,018,825)	(1,487,922)	-	-
Total comprehensive income for the period	12,858,295	2,725,832	21,327,038	4,568,872

Profit attributable to:
Equity owners of the Company	27,909,404	5,916,519	21,203,387	4,542,382
Non-controlling interests	(2,495,707)	(529,065)	(1,149,183)	(246,188)
Total	25,413,697	5,387,454	20,054,204	4,296,194

Total comprehensive income attributable to:
Equity owners of the Company	15,354,002	3,254,897	22,476,221	4,815,060
Non-controlling interests	(2,495,707)	(529,065)	(1,149,183)	(246,188)
	12,858,295	2,725,832	21,327,038	4,568,872

Earnings per share - Basic and diluted	0.36	0.08	0.55	0.12

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of changes in equity (Unaudited)

			Attributable to equity owners of the Company
								Non-
		Share	Capital	Fair Value	Translation	Retained		controlling	Total
		capital	reserves	reserves	reserves	earnings	Total	interests	equity
	Note	RM	RM	RM	RM	RM	RM	RM	RM
Balance at January 1, 2023		13,127,427	6,532,560	-	-	6,255,851	25,915,838	(1,641,324)	24,274,514

Profit for the period		-	-	-	-	21,203,387	21,203,387	(1,149,183)	20,054,204

Foreign exchange reserves		-	-	1,272,834	-	-	1,272,834	-	1,272,834

Total comprehensive income for the period		-	-	1,272,834	-	21,203,387	22,476,221	(1,149,183)	21,327,038

Proceed from IPO		16,939,389	-	-	-	-	16,939,389	-	16,939,389

Share-swap		7,002,234	-	-	-	-	7,002,234	-	7,002,234

Balance at June 30, 2023		37,069,050	6,532,560	1,272,834	-	27,459,238	72,333,682	(2,790,507)	69,543,175

Balance at January 1, 2024		44,009,131	6,532,560	1,676,880	2,696,335	42,147,317	97,062,223	(4,092,360)	92,969,863

Profit for the period		-	-	-	-	27,909,404	27,909,404	(2,495,707)	25,413,697

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	(7,018,825)	-	-	(7,018,825)	-	(7,018,825)

Transfer upon disposal of equity instruments		-	-	-	-	(5,536,577)	(5,536,577)	-	(5,536,577)

Exchange differences on translating foreign operations		-	-	-	2,792,438	(15,140)	2,777,298	-	2,777,298

Total comprehensive income for the period		-	-	(7,018,825)	2,792,438	22,357,687	18,131,300	(2,495,707)	15,635,593

Increase in non-controlling interest		-	-	-	-	-	-	618,924	618,924

Issuance of share capital		127,576,897	-	-	-	-	127,576,897	-	127,576,897

Balance at June 30, 2024		171,586,028	6,532,560	(5,341,945)	5,488,773	64,505,004	242,770,420	(5,969,143)	236,801,277

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of cash flows (unaudited)

	Note	Six months ended June 30, 2024		Six months ended June 30, 2023
		RM	USD	RM	USD
Operating activities
Profit before income tax		26,240,099	5,562,643	20,680,347	4,430,332
Adjustments for:
Impairment allowance of trade receivables		368,459	78,110	-	-
Reversal on impairment allowance of trade receivable		(64,384)	(13,649)	-	-
Bad debt written-off		889	189	-	-
Unrealised foreign exchange loss/(gain)		(95,198)	(20,182)	805,197	172,498
Depreciation of property and equipment		178,319	37,802	115,727	24,792
Depreciation of ROU		332,249	70,433	158,698	33,998
Share based payment – Director fees		5,969,038	1,265,377	-	-
Gain on disposal of investment		-	-	(780,319)	(167,167)
Interest expense		28,786	6,102	15,875	3,401
Interest income		(3,771)	(799)	(942)	(202)
Operating cash flow before movement in working capital		32,954,486	6,986,026	20,994,583	4,497,652
Trade and other receivables		(27,164,496)	(5,758,606)	(40,216,809)	(8,615,611)
Loan receivables		(26,570,247)	(5,632,631)	-	-
Trade and other payables		1,642,931	348,285	2,551,187	546,538
Cash used in operations		(19,137,326)	(4,056,926)	(16,671,039)	(3,571,421)
Interest received		-	-	-	-
Income tax paid		(371,443)	(78,742)	(509,142)	(109,073)
Net cash used in operating activities		(19,508,769)	(4,135,668)	(17,180,181)	(3,680,494)

Investing activities
Purchase of property and equipment		(746,681)	(158,289)	(645,919)	(138,375)
Purchase of intangible assets		(3,137,840)	(665,191)	-	-
Interest received		3,771	799	942	202
Acquisition of financial assets measured at fair value through other comprehensive income		(26,888,040)	(5,700,000)	-	-
Proceeds from disposal of financial assets measured at fair value through other comprehensive income		9,011,505	1,910,350	13,600,066	2,913,530
Net cash used in investing activities		(21,757,285)	(4,612,331)	12,955,089	2,775,357

Financing activities
Proceeds from issuance of share capital		30,527,043	6,471,433	-	-
Proceeds from initial public offering, net of issuance costs		-	-	17,457,899	3,739,990
Proceeds from following public offering, net of issuance costs		10,915,837	2,314,050	-	-
Interest paid		(28,786)	(6,102)	(15,875)	(3,401)
Repayment of other borrowings		(77,519)	(16,433)	(101,132)	(21,665)
Advance to related parties		(1,300,359)	(275,663)	(1,568,941)	(336,113)
Repayment of operating lease		(318,225)	(67,461)	(159,371)	(34,142)
Contribution from non-controlling interest		618,924	131,206	-	-
Net cash generated from financing activities		40,336,915	8,551,030	15,612,580	3,344,669

Net decrease in cash and cash equivalents		(929,139)	(196,969)	11,387,488	2,439,532
Effect of foreign exchange		2,164,575	431,472	(54,622)	(11,702)
Cash and bank balances at beginning of the period		4,637,279	1,010,455	3,995,995	856,058
Cash and bank balances at end of the period		5,872,715	1,244,958	15,328,861	3,283,888

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Notes to the unaudited interim condensed consolidated financial statements

These notes form an integral part of the unaudited interim condensed consolidated financial statements.

The unaudited interim condensed consolidated financial statements were authorised for issue by the Board of Directors on 16 August 2024.

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

VCI Global Limited was incorporated in the British Virgin Islands on April 29, 2020. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situation at B03-C-8, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia.

The Group structure which represents the operating subsidiaries and dormant companies as the reporting date is as follow:

VCIG GROUP STRUCTURE

VCI Global Limited
VCI Technologies Limited
V Capital Real Estate Limited
V Capital Kronos Berhad
VCI Global Brands Limited
V Capital Consulting Limited
AICC Malaysia Sdn Bhd
V Galactech Sdn. Bhd.
Accuventures Sdn. Bhd.
VCI Wootzano Robotics Sdn. Bhd.
VCI Energy Sdn. Bhd.
Credilab Sdn. Bhd.
V Capital Venture Sdn. Bhd.
Imej Jiwa Communications Sdn. Bhd.
V Capital Quantum Sdn. Bhd.
V Capital Real Estate Sdn. Bhd.
V Capital Advisory Sdn. Bhd.
Generative AI Sdn. Bhd.
93.33%
AB Management & Consultancy Services Sdn. Bhd.
30%
20%
Elmu Education Group Sdn. Bhd.
70%
Elmu V Sdn. Bhd.
Elmu Higher Education Sdn. Bhd.

Note: All companies are wholly-owned subsidiaries unless stated otherwise.
*Company to be incorporated
**Restructuring / transfer of ownership in progress

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
Name	Date of incorporation	June 30, 2024	December 31, 2023	Place of incorporation	Principal activities
		%	%
VCI Global Limited	29.04.2020	100	100	British Virgin Island	Holding company
VCI Technologies Limited	13.05.2024	100	-	British Virgin Island	Dormant
V Capital Real Estate Limited	08.02.2024	100	-	British Virgin Island	Dormant
V Capital Consulting Limited	01.03.2016	100	100	British Virgin Island	Holding company, provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory
VCI Global Brands Limited (formerly known as VCIG Limited)	29.04.2020	100	100	British Virgin Island	Dormant
V Capital Kronos Berhad	01.09.2020	100	100	Malaysia	Holding company
VCI Energy Sdn Bhd (formerly known as TGI V Sdn Bhd)	12.11.2021	100	100	Malaysia	Dormant
V Galactech Sdn Bhd	12.01.2022	100	100	Malaysia	Provision of information technology development
V Capital Venture Sdn Bhd	19.08.2014	100	100	Malaysia	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory
Accuventures Sdn Bhd	22.06.2015	100	100	Malaysia	Provision of technology development, computer software programming and holding company.
Credilab Sdn Bhd	26.10.2020	100	100	Malaysia	Carry on licensed money lending activities, consulting, information technology development, and computer software programming
VCI Wootzano Robotics Sdn Bhd (formerly known as V Capital Robotics Sdn Bhd)	12.10.2021	100	100	Malaysia	Dormant
Imej Jiwa Communications Sdn Bhd	29.10.2012	100	100	Malaysia	Provision of investor relation consultation services.
V Capital Quantum Sdn Bhd	18.01.2018	100	100	Malaysia	Provision of information technology development, business consultancy services and holding company.
AB Management and Consultancy Services Sdn Bhd	05.04.2020	93.3	80	Malaysia	Holding company
Elmu V Sdn Bhd	18.05.2021	69.2	69.2	Malaysia	Education and training services
Elmu Education Group Sdn Bhd	03.12.2020	56	56	Malaysia	Education and training services
Elmu Higher Education Sdn Bhd	24.05.2021	56	56	Malaysia	Education and training services
V Capital Real Estate Sdn Bhd	05.07.2021	100	100	Malaysia	Provision of consultancy services in relation to real estate
V Capital Advisory Sdn Bhd	12.02.2018	100	100	Malaysia	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition and corporate finance.
Generative AI Sdn Bhd	21.07.2023	100	100	Malaysia	Provision of Artificial Intelligence, image processing, communication, networking, & process control software services.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal activities

The Company is a holding company. The principal activities of the Company and its subsidiaries (collectively referred to as the “Company” or “the Group”) are the provision of business strategy consultancy and technology development solution consultancy. The Company is headquartered in Malaysia and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Malaysia, namely V Capital Kronos Berhad, V Capital Quantum Sdn. Bhd., and V Capital Consulting Limited where was incorporated in the British Virgin Islands.

BASIS OF ACCOUNTING

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

BASIS OF CONSOLIDATION

(a)	Consolidation

As the Group were under same control of the controlling shareholders and their entire equity interests were also ultimately held by the controlling shareholders immediately prior to the group reorganization, the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, unaudited interim condensed consolidated statements of changes in equity and unaudited interim condensed consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended June 30, 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The unaudited interim condensed consolidated statements of financial position as at June 30, 2023 and 2024 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Group eliminates all significant intercompany balances and transactions in its unaudited interim condensed consolidated financial statements.

Subsidiary corporations are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Group.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statements of comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

(ii)	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

(b)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(c)	Disposals

When a change in the Group’s ownership interest in a subsidiary corporation result in a loss of control over the subsidiary corporation, the assets and liabilities of the subsidiary corporation including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost, and its fair value is recognized in profit or loss.

(d)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary corporation that do not result in a loss of control over the subsidiary corporation are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim condensed consolidated statement of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statement of cash flows from RM into USD as of and for the year ended June 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 = RM4.7172,as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

FINANCIAL ASSETS

(a)	Classification and measurement

The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets at fair value through other comprehensive income (“FVTOCI”) are equity securities which are not held for trading but more for strategic investments or debt securities where contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved both by collecting contractual cash flow and selling financial assets.

On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.

Investments in equity instruments as at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income (“OCI”) and accumulated in the retained earnings. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At subsequent measurement - Debt instrument

Debt instruments mainly comprise of cash and cash equivalents and other receivables (excluding prepayments).

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

PROPERTY AND EQUIPMENT

(a)	Measurement

(i)	Property and equipment

Property and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(b)	Depreciation

Depreciation on other items of property and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as followed;

Office renovation	-	10 years
Office equipment	-	5 years
Furniture and fittings	-	5 years
Electrical and fittings	-	10 years
Right of use asset - premise	-	3 years
Right of use asset – motor vehicles	-	10 years

Work-in-progress is not depreciated as these assets are not yet in use as at the end of the financial year.

The residual values estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

(c)	Subsequent expenditure

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

INTANGIBLE ASSETS

Software development costs are recognised in profit or loss as incurred.

An intangible asset arising from development is recognised when the following criteria are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

●	management intends to complete the intangible asset and use or sell it;

●	there is an ability to use or sell the asset;

●	it can be demonstrated how the intangible asset will generate future economic benefits;

●	adequate resources to complete the development and to use or sell the intangible asset are available; and

●	the expenditures attributable to the intangible asset during its development can be reliably measured.

Other development costs that do not meet these criteria are recognised in profit or loss as incurred. Development costs previously recognised as an expense are not recognised as an intangible asset in a subsequent period.

Capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Impairment of Non-Financial Assets.

Software development costs are amortised on straight-line basis based on the estimated useful lives of three to five years.

The useful lives and amortisation methods are reviewed at the end of each reporting period.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

TRADE AND OTHER RECEIVABLES

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Property and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the Cash Generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in profit or loss.

TRADE AND OTHER PAYABLES

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

CONTRACT LIABILITIES

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue. A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, the corresponding receivable would also be recognised. Contract liabilities are recognized as revenue when the Group satisfies its performance obligation.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

BANK AND OTHER BORROWINGS

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(a)	Borrowings - Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(b)	Borrowing costs - Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

LEASES

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

●	Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right- of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “Property and equipment”.

●	Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

-	Fixed payment (including in-substance fixed payments), less any lease incentives receivables;

-	Variable lease payment that are based on an index or rate, initially measured using the index or rate as at the commencement date;

-	Amount expected to be payable under residual value guarantees;

-	The exercise price of a purchase option if is reasonably certain to exercise the option; and

-	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For contracts that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease component. The Group has elected to not separate lease and non-lease component for property leases and account these as one single lease component.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

-	There is a change in future lease payments arising from changes in an index or rate;

-	There is a change in the Group’s assessment of whether it will exercise an extension option; or

-	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

●	Short-term and low-value leases

The Group has elected to not recognized right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

●	Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Employees Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

PROVISIONS

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

REVENUE RECOGNITION

Revenue is recognised to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Group uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognise revenue when (or as) the Group satisfies a performance obligation

The Group recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognised overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct service.

a)	Business Strategy Consultancy

Business strategy consultancy services primarily included listing advisory and solutions, investors relations and boardroom strategies consultancy. The revenues generated from business strategy consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Our contracts from business strategy consultancy are typically less than a year in duration. Revenues are generally recognised over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognised as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognised using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to client.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

b)	Technology Development, Solutions and Consultancy

Technology development, solutions and consultancy primarily included digital development, fintech solution and software solutions.

Technology Development

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Group designs system based on clients’ specific needs which require the Group to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Group assesses that software development services is considered as a performance obligation. The duration of the development period is usually six months to two years.

The Group’s system development service revenues are generated primarily from contracts with clients across sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Group has enforceable right on payments for the work performed.

The Group’s revenue from technology development contracts is generally recognized over time. The Group uses an input method based on cost incurred as the Group believes that this method most accurately reflects the Group’s progress toward satisfaction of the performance obligation, which usually takes six months to two years. Under this method, the Group could appropriately measure the fulfilment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, and deferred revenues at each reporting period.

Solutions and Consultancy

Revenue from solutions and consulting services is primarily comprised of fixed-fee contracts, which require the Group to provide professional solutions and consulting services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 6 to 12 months. The solutions and consulting services contracts typically include a single performance obligation. The revenue from solutions and consulting services is recognized over the contract term.

c)	Interest income

Interest income is received from the money lending other entities and individuals. Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at original effective interest rate of the instrument, and thereafter amortising the discount as interest income.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

FOREIGN CURRENCY TRANSACTIONS

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in Ringgit Malaysia (“RM”), which is the functional currency of the Company and the presentation currency of the Group.

The value of foreign currencies including, the US Dollar (“USD”), may fluctuate against the RM. Any significant variations of the aforementioned currencies relative to the RM may materially affect the Group’s financial condition in terms of reporting in RM. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,	June 30,
	2023	2023	2024
RM to USD at the end of the period	4.4025	4.6679	4.7172
RM to USD Average rate	4.3983	4.4863	4.7321

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

RELATED PARTIES

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

EARNINGS PER SHARE

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

DIVIDENDS

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2 to the financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Group’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Group’s accounting policy and that has the most significant effect on the amounts recognised in the financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Fair value measurement of unquoted shares (Note 4 & 5)

In determining the fair value of the unquoted shares, the Group relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable or unobservable in the market and the determination of the fair values require significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to occurrence of future events which could not be reasonably determined as at the balance sheet date.

Provision for ECL for trade and loan receivables

The Group uses a provision matrix to calculate ECLs for trade and loan receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade and loan receivables is disclosed in Note 11 and Note 12.

Depreciation of plant and equipment

The Group depreciates plant and equipment over their estimated useful lives after taking into account their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s plant and equipment. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

The carrying amount of the Group’s plant and equipment as at June 30, 2024 are RM 3,765,783 (December 31, 2023: RM 3,198,123).

4	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2023	June 30, 2024
	RM	RM	USD

At beginning of year	12,819,747	38,368,829	8,133,814
Addition	50,492,301	26,888,040	5,700,000
Disposal	(27,423,012)	(14,548,082)	(3,084,050)
Fair value adjustment	2,378,581	(7,018,825)	(1,487,922)
Currency realignment	101,212	685,966	145,418
At end of year	38,368,829	44,375,928	9,407,260

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	December 31, 2023	June 30, 2024
	RM	RM	USD
Listed equity security
- Treasure Global Inc.	36	13	3
- YY Group Holding Limited	-	2,449,441	519,257
	36	2,449,454	519,260

Unlisted equity securities
- Sagtec Global Limited	7,746,738	7,962,634	1,688,000
- YY Group Holding Limited	23,738,105	-	-
- GlobexUS Holdings Corp	6,883,950	7,075,800	1,500,000
- Fintech Scion Limited	-	26,888,040	5,700,000
	38,368,793	41,926,474	8,888,000
	38,368,829	44,375,928	9,407,260

Quoted shares

As of December 31, 2022, quoted investment in shares measured at FVTOCI related to an equity interest of 14.55% in Treasure Global Inc (“TGL”), an entity that is listed on the Nasdaq Stock Market. In January 2023, the Company has disposed all of its 14.55% shareholdings in TGL shares.

In April 2024, YY Group Holding Limited successfully listed on the Nasdaq Stock Market.

Unquoted shares

In May 2023, the Company acquired 500 ordinary shares from Globexus Holding Corp via a share-swap arrangement, valued at USD 1,500,000.

In October 2023, the Company received a total of 800,000 ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered valued at USD 1,600,000.

In December 2023, the Company acquired approximately 4.9% or 1,631,700 ordinary shares in YY Group Holding Limited, an entity incorporated in British Virgin Islands, valued at USD 4,895,100. As of June 30, 2024, the Company disposed a total of 1,000,000 of ordinary share in YY Group Holding Limited to a third party. As at the end of the reporting period, the outstanding balance due from the third party is included in other receivables (Note 11).

As of June 30, 2024, the fair value of certain unquoted investments was determined by the Group using a third-party independent valuation firm not connected to the Group using the income approach - discounted cash flow and market approach – price earnings approach. The Group takes full responsibility for the determination of the value of the unquoted investment.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of June 30, 2024 are shown below:

Revenue growth rate	A decrease in revenue growth rate would result in a decrease in fair value.
Weighted Average Cost of Capital (“WACC”)	An increase in WACC would result in a decrease in fair value.
Price Earnings (“P/E”) Multiples	A decrease in P/E would result in decrease in the fair value.
Discount for lack of marketability (“DLOM”)	An increase in DLOM would result in a decrease in fair value.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31, 2023	June 30, 2024
	RM	RM	USD
Unquoted shares:

At beginning of year	72,295	72,793	15,431
Addition	-	-	-
Disposal	-	-	-
Currency realignment	498	1,806	383
At end of year	72,793	74,599	15,814

Unquoted shares

Included in the unquoted shares are investment in the following:

●	5% (2022: 5%) equity interest in Zero Carbon Farms Ltd, an entity incorporated in United Kingdom.

●	0.1% (2022: 0.1%) equity interest in Unique Fire Holdings Berhad, an entity incorporated in Malaysia.

The above valuations are categorised under Level 3 of the fair value hierarchy, and are generally sensitive to the unobservable inputs. Any increase or decrease in transacted price would result in an increase or decrease in the fair value of the unquoted investments.

Any significant movement in inputs would result in a significant change to the fair value of the unquoted investment. There are no transfers between Levels 1 and 2 and into or out of Level 3 during the year.

6	PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Fixtures and fittings	Office renovations	Computer & software	Renovation in progress	Total
	RM	RM	RM	RM	RM	RM
Cost
As of December 31, 2022	185,085	260,803	1,323,962	127,650	-	1,897,500
Additions	122,994	100,698	818,044	207,862	713,259	1,962,857
Disposals	(3,470)	-	-	(7,097)	-	(10,567)
Currency alignment	-	4	1,919	-	-	1,923
As of December 31, 2023	304,609	361,505	2,143,925	328,415	713,259	3,851,713
Additions	117,889	3,603	88,536	44,550	492,103	746,681
Disposals	-	-	-	-	-	-
As of June 30, 2024	422,498	365,108	2,232,461	372,965	1,205,362	4,598,394

Accumulated depreciation
As of December 31, 2022	35,789	71,458	184,461	54,213	-	345,921
Depreciation for the period	26,584	66,251	185,418	39,855	-	318,108
Disposals	(3,470)	-	-	(7,097)	-	(10,567)
Written off	-	8	120	-	-	128
As of December 31, 2023	58,903	137,717	369,999	86,971	-	653,590
Depreciation for the period	13,235	31,672	103,925	29,487	-	178,319
Adjustments
Effect of foreign exchange	-	2	700	-	-	702
Disposals
As of June 30, 2024	72,138	169,391	474,624	116,458	-	832,611

Carrying amounts
As of December 31, 2023	245,706	223,788	1,773,926	241,444	713,259	3,198,123
As of June 30, 2024	350,360	195,717	1,757,837	256,507	1,205,362	3,765,783
As of June 30, 2024 (USD)	74,273	41,490	372,644	54,377	255,525	798,309

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

7	RIGHT-OF-USE ASSETS

	Office premises	Motor vehicles	Total
	RM	RM	RM
Cost

At January 1, 2023	952,191	-	952,191
Additions	639,093	275,542	914,635
At December 31, 2023	1,591,284	275,542	1,866,826
Additions	-	-	-
At June 30, 2024	1,591,284	275,542	1,866,826

Accumulated depreciation
At January 1, 2023	238,048	-	238,048
Charges	397,283	27,554	424,837
At December 31, 2023	635,331	27,554	662,885
Charges	318,472	13,777	332,249
At June 30, 2024	953,803	41,331	995,134

Carrying amount:
At December 31, 2023	955,953	247,988	1,203,941
At June 30, 2024	637,481	234,211	871,692
At June 30, 2024 (USD)	135,140	49,650	184,790

Included in the addition of right-of-use assets is cash outflow amounted to RM28,542 recognized during the year as disclosed in the consolidated statements of cash flows.

8	INTANGIBLE ASSETS

	December 31, 2023	June 30, 2024
	RM	RM	USD
Cost

At January 1	-	4,700,894	1,024,316
Additions	4,700,894	3,009,940	638,078
Currency realignment	-	127,900	27,113
Effect of foreign exchange	-	-	(27,773)
At December 31	4,700,894	7,838,734	1,661,734

The Group’s intangible assets mainly pertain to an artificial intelligence powered travel platform software and software packages involved in intelligent sales management platform, retain management system, lending management system and donation management system.

Included in the additions of intangible assets during the financial year are as follows:

	December 31, 2023	June 30, 2024
	RM	RM	USD
Salaries and related costs
- Staff	111,594	162,394	34,426

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

9	DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	December 31, 2023	June 30, 2024
	RM	RM	USD
Provisions:

At beginning/end of year	339,650	339,650	72,002

10	TRADE AND OTHER RECEIVABLES

	December 31, 2023	June 30, 2024
	RM	RM	USD
Trade receivables
- Third parties	11,310,279	27,995,076	5,934,681
- Related parties	2,499,319	5,531,955	1,172,720
	13,809,598	33,527,031	7,107,401
Less: Allowance for expected credit losses on trade receivables	(2,518,122)	-	-
	11,291,476	33,527,031	7,107,401

Deposits	4,122,755	4,518,326	957,841
Prepayments	466,629	84,991,054	18,017,267
Other receivables	13,068,732	18,977,576	4,023,059
	28,949,592	142,013,987	30,105,568

Movement in allowance for expected credit losses on trade receivables as follows:

Beginning balances	1,757,638	2,518,122	533,817
Additional	756,973	-	-
Bad debt written off	-	(2,518,122)	(533,817)
Currency realignment	3,511	-	-
Ending balance	2,518,122	-	-

The average credit period for services rendered is 30 days. No interest is charged on the outstanding balances.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	December 31, 2023	June 30, 2024
	RM	RM	USD
Not past due	5,961,854	18,960,617	4,019,465
Past due	7,847,744	14,566,414	3,087,936
Less: Allowance for expected credit losses	(2,518,122)	-	-
	11,291,476	33,527,031	7,107,401

A majority of the Group’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of receivables that are past due the average credit period:

	December 31, 2023	June 30, 2024
	RM	RM	USD
< 30 days	790,489	6,410,714	1,359,008
31 days to 60 days	4,240	5,591,402	1,185,322
61 days to 210 days	5,015,219	-	-
211 days to 240 days	-	738,728	156,603
241 days to < 1 year	2,037,796	1,825,570	387,003
Total	7,847,744	14,566,414	3,087,936

In determining the recoverability of a trade receivables, the Group considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Group’s trade receivables balances which are past due and partially impaired.

(ii)	These amounts are stated before any deduction for impairment losses and are not secured by any collateral or credit enhancements.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Group’s credit risk management, the Group assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Impairment allowance on trade receivables has been measured at an amount equal to lifetime expected credit losses (“ECL”). The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate. The Group has recognized a loss allowance of 100% against general receivables over 240 days past due because historical experience has indicated that these receivables are generally not recoverable. For specific and individual trade receivables, the Group has access them individually to decide whether the trade receivables have recoverable issues based on the closely contact and past experience to justify it.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A trade receivable is written-off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

The following table details the risk profile of trade receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base:

Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2023	-	-	-	480,326	-	2,037,796	2,518,122
Lifetime ECL – June 30, 2024	-	-	-	-	-	-	-

The above balances that are not denominated in the functional currency are as follows:

	December 31, 2023	June 30, 2024
	RM	RM
United States dollar	5,743,323	22,947,168

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

11	LOAN RECEIVABLES

	December 31, 2023	June 30, 2024
	RM	RM	USD

Personal loans	2,912,547	3,482,771	738,313
Term loans	43,339,398	40,241,358	8,530,772
Loans to related parties	2,819,450	20,112,762	4,263,708
	49,071,395	63,836,891	13,532,793
Less: Unearned interest	(12,222,634)	(417,883)	(88,587)
	36,848,761	63,419,008	13,444,206
Less: Allowance for expected credit losses on loan receivables	(272,225)	(640,684)	(135,819)
	36,576,536	62,778,324	13,308,387

	December 31, 2023	June 30, 2024
	RM	RM	USD

Current asset	15,378,236	23,538,832	4,990,001
Non-current asset	21,198,300	39,239,492	8,318,386
	36,576,536	62,778,324	13,308,387

Loans receivables bears interest ranged from 10% to 18% per annum and is due within the next one to five years.

The average credit period for services rendered is 30 (2023: 30) days. No interest is charged on the outstanding balances.

	December 31, 2023	June 30, 2024
	RM	RM	USD
Not past due	47,476,339	62,149,303	13,175,041
Past due	1,595,056	1,687,588	357,752
	49,071,395	63,836,891	13,532,793
Less: Allowance for expected credit losses on loan receivables	(272,225)	(640,684)	(135,819)
	48,799,170	63,196,207	26,929,767

A majority of the Group’s loan receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of loan receivables that are past due the average credit period:

	December 31, 2023	June 30, 2024
	RM	RM	USD
< 30 days	1,482,120	816,739	173,141
31 days to 60 days	103,416	108,247	22,947
61 days to 210 days	9,520	762,602	161,664
211 days to 240 days	-	-	-
241 days to < 1 year	-	-	-
Total	1,595,056	1,687,588	357,752

In determining the recoverability of loan receivables, the Group considers any changes in the credit quality of the loan receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Group’s loan receivables balances which are past due and partially impaired.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(ii)	These amounts are stated before any deduction for allowance for ECL and are not secured by any collateral or credit enhancements.

The allowance for ECL in loan receivables has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Group’s credit risk management, the Group assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on loan receivables has been measured at an amount equal to lifetime ECL. The ECL on loan receivables are estimated using a provision matrix by reference to past default experience of the loan receivables and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the loan receivables, general economic conditions of the industry in which the debtors operate. The Group has recognized 100% ECL against receivables over 240 days past due because historical experience has indicated that these loan receivables are generally not recoverable. For specific and individual loan receivables, the Group has access them individually to decide whether the loan receivables have recoverable issues based on the closely contact and past experience to justify it.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A loan receivable is written-off when there is information indicating that the loan receivables is in severe financial difficulty and there is no realistic prospect of recovery.

The following table details the risk profile of loan receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base:

	Loan receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2023	237,382	31,125	3,102	616	-	-	272,225
Lifetime ECL – June 30, 2024	548,129	47,460	6,349	38,746	-	-	640,684

12	CASH AND BANK BALANCES

	As of December 31, 2023	As of June 30, 2024
	RM	RM	USD
Cash and bank balances	4,637,260	5,872,715	1,244,958
Cash at share trading accounts	19	-	-
Total	4,637,279	5,872,715	1,244,958

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The above balances that are not denominated in the functional currency are as follows:

	December 31, 2023	June 30, 2024
	RM	RM
Singapore dollar	15,101	21,020
United States dollar	1,379,856	666,228

13	TRADE AND OTHER PAYABLES

	December 31, 2023	June 30, 2024
	RM	RM	USD
Trade payables	2,326,371	1,699,707	360,321
Accruals	6,901,199	2,783,291	590,031
Sundry payables	2,592,465	16,543,862	3,507,136
Advance from a director - subsidiaries	7,563,894	-	-
Total	19,383,929	21,026,860	4,457,488

Trade payables mainly consist of the consultant fees in relation to legal counsel, auditors and investment banking firms in which we engaged for our clients.

Accruals consist mainly of staff salaries and consultant fees for which services have been performed but not been billed.

Sundry payables consist mainly of audit fees, secretarial fees, renovation expenses and other professional fees.

Advances from a director - subsidiaries is unsecured, interest-free and repayable on demand in cash.

The above balances that are not denominated in the functional currency are as follows:

	December 31, 2023	June 30, 2024
	RM	RM

United States dollar	1,416,836	350,167
Singapore Dollars	-	6,000

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

14	LEASE LIABILITIES

	December 31, 2023	June 30, 2024
	RM	RM	USD
At beginning of year / period	744,959	1,255,340	266,120
Additions	886,093	-	-
Finance cost	30,288	24,327	5,157
Payment	(406,000)	(375,642)	(79,632)
At of end of year / period	1,255,340	904,025	191,645

Future lease payment payable:
- Not later than one year	732,498	664,284	140,823
- More than one year to five years	564,483	280,467	59,456
Total future minimum lease payments	1,296,981	944,751	200,279
Less: Future finance charges	(41,641)	(40,726)	(8,634)
	1,255,340	904,025	191,645

These are office lease contracts for premises with a tenure of 3 years. The obligations under these leases are secured by the lessor's title to the leased assets. In contrast, the Group also has certain leases with lease terms of 12 months or less. The Group applies the "short-term lease" recognition exemptions for these leases.

Details of the carrying amounts of right-of-use assets recognized and the movements during the year are disclosed in Note 7 to the financial statements.

The lease liabilities at the end of the reporting period bear weighted average incremental borrowing rate of 4.31% (2023: 4.31%) per annum.

	December 31, 2023	June 30, 2024
	RM	RM	USD
Depreciation of right-of-use asset	424,837	332,249	70,433
Interest expense on lease liabilities	30,288	24,327	5,157
Lease expense not capitalised in lease liabilities:
-expense relating to short-term lease	232,081	269,160	57,059
Total amount recognised in profit or loss	687,206	625,736	132,649

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

15	BANK AND OTHER BORROWINGS

	December 31, 2023	June 30, 2024
	RM	RM	USD
Bank borrowings
- Current	77,277	107,726	22,837
- Non-current	245,322	170,444	36,132
Total bank borrowings	322,599	278,170	58,969

Other borrowings – current	600,000	600,000	127,194

Total borrowings	922,599	878,170	186,163

Notes:

(A)	Bank borrowings:

This is made up of the following loans:

Loan 1 :	A principal amount of RM150,000 from a financial institution, which charged an interest rate at 5.00% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM3,318. The maturity date is June 2023.

Loan 2 :	A principal amount of RM200,000 from a financial institution, which charged an interest rate at 3.50% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM3,639. The maturity date is August 2026.

Loan 3 :	A principal amount of RM300,000 from a financial institution, which charged an interest rate at 3.50% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM6,136. The maturity date is August 2026.

The bank borrowings of the Group are secured against:

a)	Guarantee in favour of the lender by Credit Guarantee Corporation (CGC) under the portfolio guarantee scheme for 70% of the approved limit;

b)	Corporate guarantee in favour of the lender by a third party company which the Director have interests;

c)	Assignment of single premium reducing term plan issued by Sun Life Malaysia Assurance Berhad under Director of the Company, for the sum insured of not less than RM150,000 to the lender; and

d)	Jointly and severally guaranteed in favour of the lender by a Director of the Company.

(B)	Other borrowings

This relates to redeemable preference shares issued by a subsidiary. The redeemable preference shares are liability in nature as the subsidiary has to redeem the shares at a particular date by paying agreed amount to the holder of the shares. Non-discretionary dividends paid on redeemable preference shares is recorded as expenses in income statement as any return paid towards liabilities is treated as an interest expense in the income statement.

The redeemable preference shares have a face value of RM600,000 representing 600,000 shares at RM 1.00 each. It is redeemable at a fair value of RM600,000.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

16	WARRANT LIABILITIES

	December 31, 2023	June 30, 2024
	RM	RM	USD
Cost

At January 1	-	1,964,335	416,420
Additions	1,964,335	13,043,907	2,765,180
Exercised	-	(7,448,077)	(1,578,919)
Currency realignment	-	54,744	11,605
At December 31	1,964,335	7,614,909	1,614,286

In connection with the advisory agreement entered into with Exchange Listing, LLC, a Nevada limited liability corporation, the Company has issued a total of 250,000 warrants exercisable at USD 4.00 per share to Exchange Listing, LLC on March 26, 2023.

On January 17, 2024, the Company has issued a total of 2,200,000 of warrant A and warrant B each at USD 1.25 per share to shareholders in following offering. As of June 30, 2024, a total of 2,518,984 warrant have been exercised.

Management applied the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”). In accordance with IAS 32, a contract to issue a variable number of shares fail to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognised in the consolidated statement of comprehensive income at each reporting date. As these warrants include contingent settlement provisions that introduce potential variability to the settlement amounts of the warrants, dependent on the occurrence of some uncertain future events, the warrants are accounted for as derivative financial liabilities at fair value.

The Group applied a Black-Scholes pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

	Warrant A		Warrant B		Warrant to Exchange listing
Share price	USD	1.08	USD	1.08	USD	2.26
Exercise price / warrant	USD	1.25	USD	1.25	USD	4.00
Expected volatility		98.07%		98.07%		130.14%
Dividend yield		Nil		Nil		Nil
Expected term (years)		5 years		1.5 years		4.24 years
Annual risk-free interest rate		4.106%		4.106%		3.918%

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

17	SHARE CAPITAL

	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024
	Number of ordinary shares	Number of ordinary shares	RM	RM	USD
Paid up capital:
At beginning of year / period	34,412,259	38,027,579	13,127,427	44,009,131	9,329,503
Issuance of shares (1)	1,280,000	-	3,349,620	-	-
Issuance of shares (2)	736,169	-	7,341,927	-	-
Issuance of shares (3)	304,246	-	4,068,333	-	-
Issuance of shares (4)	600,000	-	6,921,300	-	-
Issuance of shares (5)	380,000	-	4,451,733	-	-
Issuance of shares (6)	286,533	-	4,518,500	-	-
Issuance of shares (7)	28,372	-	230,291	-	-
Issuance of shares (8)	-	2,200,000	-	5,320,120	1,127,813
Issuance of shares (9)	-	149,816	-	797,844	169,135
Issuance of shares (10)	-	2,518,984	-	14,995,875	3,178,978
Issuance of shares (11)	-	350,000	-	6,598,200	1,398,753
Issuance of shares (12)	-	2,500,000	-	10,445,600	2,214,366
Issuance of shares (13)	-	1,021,047	-	5,171,195	1,096,242
Issuance of shares (14)	-	8,000,000	-	32,285,776	6,844,267
Issuance of shares (15)	-	14,197,447	-	46,952,428	9,953,453
Issuance of shares (16)	-	1,582,542	-	5,009,859	1,062,041
At of end of year / period	38,027,579	70,547,415	44,009,131	171,586,028	36,374,551

As of December 31, 2021, the Company has authorized 50,000 ordinary shares at USD1.00. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

(1)	On April 12, 2023, 1,280,000 ordinary shares were issued in our initial offering at USD4.00 per ordinary share, before deduction the discounts and expenses.
(2)	On April 12, 2023, 736,169 ordinary shares were issued to Exchange Listing, LLC pursuant to their consulting agreement with the Company.
(3)	In May 2023, 229,453 and 74,793 ordinary shares were issued to Exchange Listing, LLC and Boustead Securities, LLC pursuant to the exercise of warrants, respectively.
(4)	On May 31, 2023, 600,000 ordinary shares were issued to Globexus Holding Corp as part of share-swap arrangement for 500 Globexus Holding Corp’s ordinary shares.
(5)	On April 12, 2023, 380,000 ordinary shares were issued, in aggregate, to certain of our executive officers and employees pursuant to their employment agreements.
(6)	On August 1, 2023, 286,533 ordinary shares were issued to ZCity Sdn. Bhd. as consideration for services rendered to the Company.
(7)	On October 1, 2023, 28,372 ordinary shares were issued to Outside The Box Capital Inc. as consideration for services rendered to the Company.
(8)	On January 17, 2024, 2,200,000 ordinary shares were issued in our following offering at USD1.25 per ordinary share, before deduction the discounts and expenses.
(9)	In January 2024, 149,816 ordinary shares were issued, in aggregate, to our directors to pursuant to their employment agreements.
(10)	2,518,984 ordinary shares were issued from February 2024 to April 2024, in aggregate, to pursuant to the exercise of warrants.
(11)	On March 18, 2024, 350,000 ordinary shares were issued to Sichenzia Ross Ference Carmel LLP as consideration for services rendered to the Company.
(12)	On April 10, 2024, 2,500,000 ordinary shares were issued to Legacy Credit Sdn Bhd at USD1.00 per share for first 1,000,000 unit of ordinary shares and USD0.80 per share for the remaining 1,500,000 units of ordinary shares.
(13)	On April 13, 2024, 1,021,047 ordinary shares were issued to executive director and independence director pursuant to their employment agreements.
(14)	On May 22, 2024, 8,000,000 ordinary shares were issued to shareholders of Treasure Gold Inc as a collateral securing the Shell Company.
(15)	On June 7, 2024, 14,197,447 ordinary shares were issued to Nexgen Advisory Sdn Bhd as a as prepayment for services rendered to the Company.
(16)	In June 2024, 1,582,542 ordinary shares were issued in At-The-Market offering at the price ranged from USD0.59 to USD0.81, before deduction the discounts and expenses.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

18	CAPITAL RESERVE

This is in relation to merger reserves.

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Group are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

19	FAIR VALUE RESERVE

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets measured at fair value of other comprehensive income until it is disposed of and is distributable.

20	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Group’s presentation currency and is non-distributable.

21	REVENUE

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Business strategy consultancy	20,789,179	52,647,479	11,160,748
Technology development, solutions and consultancy	19,733,018	8,250,188	1,748,959
Interest income	1,118,641	3,193,950	677,086
Others	2,822,357	659,975	139,908
Total	44,463,195	64,751,592	13,726,701

This represents revenue arising from the Group’s contracts with customers for business strategy consultancy, technology development, solution and consultancy and investment.

22	OTHER INCOME

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Interest income	942	3,771	799
Gain on disposal of financial asset, FVTOCI	780,319	-	-
Gain on forex	158,801	352,100	74,642
Reimbursement income for expenses incurred	104,839	44,377	9,408
Reversal of impairment allowance on trade receivables	-	64,384	13,649
Others	10,005	26,769	5,674
Total	1,054,906	491,401	104,172

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

23	COST OF SERVICES

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Consultant fee	5,676,167	3,465,205	734,589
IT expenses	180,669	42,003	8,904
Training costs	192,398	47,635	10,098
Others	-	426,720	90,461
Total	6,049,234	3,981,563	844,052

The “consultant fee” refers to the Group’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

24	EMPLOYEES BENEFIT EXPENSES

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Wages and salaries	6,860,747	7,064,194	1,497,540
Defined contribution plan	514,817	593,912	125,904
Other short-term benefits	394,661	47,320	10,031
Total	7,770,225	7,705,426	1,633,475

Included in the employee benefit expenses is remuneration and benefit to director.

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Wages and salaries	1,758,118	1,808,696	383,426
Defined contribution plan	118,080	84,000	17,807
Other short-term benefits	1,159	1,147	243
Total	1,877,357	1,893,843	401,476

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

25	FINANCE COST

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Interest expenses on:
Bank borrowings	1,246	4,446	942
Operating lease obligation	14,629	24,327	5,157
Bank charges for investment securities	-	13	3
Total	15,875	28,786	6,102

26	OTHER OPERATING EXPENSES

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Regulatory compliance and statutory cost	103,237	77,577	16,446
Regulatory consultancy fee	-	776,000	164,504
Cost incurred to obtain licence	12,113	19,597	4,154
Bad debt written off	-	889	189
Bank charges	24,764	54,394	11,531
Entertainment	450,727	413,987	87,761
Event fees	120,448	539,691	114,409
Foreign exchange adjustment	841,902	1,852,970	392,811
Marketing expenses	419,013	4,162,840	882,481
Software and website usage fee	29,628	29,165	6,183
Staff welfare	319,518	1,065,069	225,784
Office expenses	561,345	1,406,833	298,235
Preliminary expenses written off	280	-	-
Referral fees	-	30,000	6,360
Recruitment fees	93,101	78,935	16,733
Travelling expenses	512,997	1,164,755	246,917
Upkeep of office equipment	100,866	257,695	54,629
Loss on disposal of subsidiary	-	4,794	1,016
Net investment loss	78,618	-	-
Total	3,668,557	11,935,191	2,530,143

Net investment loss is derived from the total net loss incurred from the trading of shares on recognized stock exchanges during the financial year.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

27	PROFIT BEFORE INCOME TAX

In addition to the expenses disclosed in the notes to the financial statements, profit before income tax has been arrived at after charging the following material expenses:

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Legal and professional fees	1,473,823	3,531,157	748,571
Director’s fees	5,435,664	10,672,584	2,262,483

28	INCOME TAX EXPENSES

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Current income tax expense	800,000	826,402	175,189
Overprovision for tax expense	(173,857)	-	-
Income tax expense	626,143	826,402	175,189

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the Malaysia’s standard rate of income tax as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
	RM	RM	USD
Profit before income tax	20,680,347	26,240,099	5,562,643

Tax calculated at tax rate of 24%	4,963,283	6,297,624	1,335,034
Effects of:
- Income not taxable for tax purposes	(4,163,283)	(5,794,261)	(1,228,326)
- Unutilised tax losses forfeited	-	-
- Expenses not deductible for tax purposes	-	323,039	68,481
	800,000	826,402	175,189
Overprovision in prior year	(173,857)	-	-
Income tax expense	626,143	826,402	175,189

29	OPERATING LEASE

	June 30, 2023	June 30, 2024
	RM	RM	USD
Short-term leases	149,951	269,160	57,059

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies.

Some of the Group’s transactions and arrangements are between members of the Group and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

	December 31, 2023	June 30, 2024
	RM	RM	USD
Balance with related parties (common shareholders)

Trade receivables

Hoo Voon Him	988,191	1,015,731	215,325
Reveillon Group Sdn Bhd	150,001	3,117,164	660,808
V Invesco Sdn Bhd	1,361,127	1,399,060	296,587
	2,499,319	5,531,955	1,172,720

Loans, Advances and Financing

Reveillon Group Sdn Bhd	1,338,583	17,449,362	3,699,094
XVI Troika Sdn Bhd	1,480,867	2,615,383	554,435
Reveillon Group Limited	-	48,017	10,179
	2,819,450	20,112,762	4,263,708
Total amount due from related parties	5,318,769	25,644,717	5,436,428

Non-trade payables

Hoo Voon Him	204,469	-	-
Noraini	930,890	-	-
V Capital Sdn Bhd	165,000	-	-
Amount due to related parties	1,300,359	-	-

Amount due to related parties are not expected to be repaid within the next 12 months.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Transactions with related parties

The following represents the significant related party transactions for the years ended June 30, 2023 and 2024.

				For the period ended June 30, 2023	For the period ended June 30, 2024
	Relationship	Nature	Description	RM	RM	USD
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of services	62,257	-	-
V Invesco Sdn Bhd	Common shareholder	Trade nature	Purchase of services	55,500	-	-
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Capital Sdn Bhd	(327,307)	-	-
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid to V Capital Sdn Bhd	-	165,000	34,978
V Invesco Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Invesco Sdn Bhd	(10,000)	-	-
V Invesco Sdn Bhd	Common shareholder	Trade nature	Sale of services	-	-	-
V Invesco Fund (L) Limited	Common shareholder	Non-trade nature	Advances paid by V Invesco Fund (L) Limited	(5,093)	-	-
V Consortium Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Consortium Sdn Bhd	(56,058)	-	-
Hoo Voon Him	Director	Non-trade nature	Advance paid to Director	-	204,469	43,345
Noraini Binti Aripin	Director	Non-trade nature	Advance receipt from Director	(1,152,464)	-	-
Vincent Hong	Director	Non-trade nature	Advance receipt from Director	(466,783)	-	-
Noraini Binti Aripin	Director	Non-trade nature	Advance paid to Director	-	930,890	197,340
Reveillon Group Sdn Bhd	Common Director	Trade nature	Sale of financing services	-	(147,489)	(31,266)
Reveillon Group Sdn Bhd	Common Director	Trade nature	Sale of consultancy services	-	(2,962,982)	(628,123)
XVI Troika Sdn Bhd	Common Director	Trade nature	Sale of financing services	-	(154,135)	(32,675)
Reveillon Group Limited	Common Director	Trade nature	Sale of financing services	-	(3,656)	(775)

31	OPERATING SEGMENTS

Services from which reportable segments derive their revenues reported to the Group’s chief operating decision maker (CODM) for the purposes of resource allocation and assessment of segment performance focuses on the types of services provided. Management has chosen to organise the Group around differences in services. No operating segments have been aggregated in arriving at the reportable segments of the Group.

Segment revenues and results

	Revenue			Net profit
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
	RM	RM	USD	RM	RM	USD

Business strategy consultancy	20,789,179	52,647,479	11,160,748	6,498,804	22,909,476	4,856,584
Technology development, solutions and consultancy	19,733,018	8,250,188	1,748,959	11,772,361	3,760,825	797,258
Interest income	1,118,641	3,193,950	677,086	667,227	1,056,683	224,006
Others	2,822,357	659,975	139,908	1,616,933	(201,048)	(42,620)
Total	44,463,195	64,751,592	13,726,701	20,555,325	27,525,936	5,835,228
Other gains and losses				125,326	(1,260,822)	(267,282)
Interest income				942	3,771	799
Finance cost				(1,246)	(28,786)	(6,102)
Profit before income tax				20,680,347	26,240,099	5,562,643
Income tax expense				(626,143)	(826,402)	(175,189)
Profit for the year				20,054,204	25,413,697	5,387,454

Revenue reported above represents revenue generated from external customers and related party. The revenue generated form related party is RM3,268,262 ($692,839) for June 30, 2024 (June 30, 2023: NIL)

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 2. Segment profit represents the profit earned by each segment without allocation of central administration costs, finance income, finance cost and income tax expense. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment assets

	December 31, 2023	June 30, 2024
	RM	RM	USD
Business strategy consultancy	56,519,511	217,846,586	46,181,332
Technology development, solutions and consultancy	15,496,175	34,137,918	7,236,903
Interest income	38,007,733	13,216,039	2,801,670
Investments and others	8,024,218	2,730,869	578,917
	118,047,637	267,931,412	56,798,822
Unallocated assets	-	-	-
Consolidated total assets	118,047,637	267,931,412	56,798,822

No geographical segment information presented as Group’s operations are conducted predominantly in Malaysia.

32	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2023	June 30, 2024
	RM	RM	USD
Financial assets
Loan and receivables (including cash and bank balances)	69,696,778	125,673,972	26,641,646
Finance assets measured at fair value through other comprehensive income	38,368,829	44,375,928	9,407,260
Finance assets measured at fair value through profit or loss	72,793	74,599	15,814

Financial liabilities
Financial liabilities, at amortised cost	22,862,227	22,809,055	4,835,296
Financial liabilities, at fair value through profit or loss	1,964,335	7,614,909	1,614,286

b)	Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The Group does not have any financial instruments which are subject to enforceable master netting arrangements or similar netting agreements.

c)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currency is as follows:

	Assets		Liabilities
	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024
	RM	RM	RM	RM
Singapore Dollar	15,101	21,020	-	6,000
United States Dollar	7,123,179	23,613,396	1,416,836	350,167

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	December 31, 2023	June 30, 2024
	RM	RM
Singapore Dollar	755	751
United States Dollar	285,317	1,163,161

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM3,347 (2023: RM1,613 and 2022: RM5,983).

(iv)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimise credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorise exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the impairment allowance for ECL is disclosed in Note 10 to the financial statements. The directors of the Group considered that the ECL for non-credit impaired trade receivables is insignificant as at the end of the reporting period.

(v)	Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash and cash equivalents and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and related parties.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liabilities on the statement of financial position.

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	RM	RM	RM
As of June 30, 2024
Non-interest bearing	-	21,026,860	-	21,026,860
Fixed interest rate	3.5-5%	638,683	265,342	904,025
Variable interest rate	BLR+2.6%	707,726	170,444	878,170
Total		22,373,269	435,786	22,809,055

2023
Non-interest bearing	-	20,684,288	-	20,684,288
Fixed interest rate	3.5-5%	680,916	878,224	1,559,140
Variable interest rate	BLR+2.6%	43,668	81,282	124,950
Total		21,408,872	959,506	22,368,378

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

(d)	Capital risk management policies and objectives

The management manages its capital to ensure that the Group will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued capital, reserve and retained earnings as disclosed in the notes to financial statements.

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity. Total debt is calculated as borrowings plus trade and other payables

	December 31, 2023	June 30, 2024
	RM	RM	USD
Total debts	22,862,227	22,809,055	4,835,296
Total equity	92,969,863	236,801,277	50,199,539

Debt-to-equity %	24.59%	9.63%	9.63%

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 2023 and for the financial period ended June 30, 2024.

The Group’s overall strategy remains unchanged from prior year.

(e)	Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivables. The Group conducts credit evaluations of their customers, and generally do not require collateral or other security from them. The Group evaluates their collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	June 30, 2023		June 30, 2024
	RM		RM		USD
Amount of the Group’s revenue:
Customer A	19,712,300		928,221		196,774
Customer B	NA	*	NA	*	NA	*
Customer C	8,263,840		NA	*	NA	*
Customer D	NA	*	NA	*	NA	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	December 31, 2023	June 30, 2024
	RM	RM	USD
Amount of the Group’s revenue:
Customer A	2,326,144	11,668,144	2,473,532

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

34	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount			Fair value
	December 31, 2023	June 30, 2024		December 31, 2023	June 30, 2024
	RM	RM	USD	RM	RM	USD
Financial assets
Financial assets at fair value through profit or loss	72,793	74,599	15,814	72,793	74,599	15,814
Financial assets at fair value through other comprehensive income	38,368,829	44,375,928	9,407,260	38,368,829	44,375,928	9,407,260

Liabilities
Warrant liabilities	1,964,335	7,614,909	1,614,286	1,964,335	7,614,909	1,614,286

Management has assessed that the fair value of financial assets measured at fair value through other comprehensive income approximate to their carrying amounts largely due to the independent valuation performed and valuation technique that take into account key inputs such as P/E multiples, long-term growth rate and discount rate etc.

At each reporting date, management analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.

Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss and other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RM	RM	RM	RM
As at December 31, 2023
Financial assets at fair value through profit or loss	-	-	72,793	72,793
Financial assets at fair value through other comprehensive income	36	-	38,368,793	38,368,829
Financial liabilities, at fair value through profit or loss	-	1,964,335	-	1,964,335

As at June 30, 2024
Financial assets at fair value through profit or loss	-	-	74,599	74,599
Financial assets at fair value through other comprehensive income	2,449,454	-	41,926,474	44,375,928
Financial liabilities, at fair value through profit or loss	-	7,614,909	-	7,614,909

As of June 30, 2024, the entire investment of shares in YY Group Holding Limited at RM2,499,441 (USD519,257) has been transferred from Level 2 to Level 1 as the financial asset is quoted on Nasdaq Stock Market.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The movements in fair value measurements within Level 1 during the years are as follow:

	December 31, 2023	June 30, 2024
	RM	RM	USD
Quoted/Unquoted equity shares at fair value through other comprehensive income
At beginning of year	12,819,747	36	8
Addition	369,967	23,738,105	5,032,244
Disposal	(13,891,379)	(14,548,082)	(3,084,050)
Currency realignment	-	66,390	14,074
Total unrealized gain recognized in other comprehensive income/(loss)	701,701	(6,806,995)	(1,443,016)
At end of year	36	2,449,454	519,260

35	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Subsidiary acquired	Proceeds from borrowings	Principal	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM

As of June 30, 2024
Bank borrowings	322,599	-	-	(44,429)	4,446	(4,446)	278,170
Lease liabilities	1,255,340	-	-	(351,315)	24,327	(24,327)	904,025
Other borrowings	600,000	-	-	-	-	-	600,000
	2,177,939	-	-	(395,744)	28,773	(28,773)	1,782,195

	At beginning of year	Subsidiary acquired	Proceeds from borrowings	Principal	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM
As of December 31, 2023
Bank borrowings	443,174	-	-	(120,575)	13,954	(13,954)	322,599
Lease liabilities	744,959	-	886,093	(375,712)	30,288	(30,288)	1,255,340
Other borrowings	649,699	-	-	(49,699)	46,562	(46,562)	600,000
	1,837,832	-	886,093	(545,986)	90,804	(90,804)	2,177,939

36	SUBSEQUENT EVENTS

The Company evaluated all events and transactions from June 2024, up through August 19, 2024, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, other than the events disclosed above, there are not any material subsequent events that require in the consolidated financial statements.